SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25



                                                  Commission File Number 1-13237

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [_] Form 11-K [_] Form 20-F [_] Form 10-Q
             [_] Form N-SAR

             For Period Ended:   December 31, 2004
                                 -----------------

        [_]  Transition Report on Form 10-K

        [_]  Transition Report on Form 20-F

        [_]  Transition Report on Form 11-K

        [_]  Transition Report on Form 10-Q

        [_]  Transition Report on Form N-SAR

             For the Transition Period Ended:
                                             -----------------------------------

        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                          PART I REGISTRANT INFORMATION


Full name of registrant:  CharterMac

Former name if applicable:  Charter Municipal Mortgage Acceptance Company

Address of principal executive office (Street and number):  625 Madison Avenue

City, state and zip code:  New York, NY 10022


                         PART II RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


                 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.





Form 12b-25

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



                                    PART III

                                    NARRATIVE

        State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        CharterMac (the "Company") will not be able to file its Annual Report on Form 10-K within the prescribed time period because it has determined that accounting errors require it to restate its quarterly results for 2004 in amended filings with the Securities and Exchange Commission before it files its Form 10-K. On March 15, 2005, the Audit Committee and management of the Company, after discussion with the Company's independent accountants, concluded that the financial statements filed in the Company's 2004 interim reports on Form 10-Q should not be relied upon as filed. The Company will revise its previously reported earnings results for 2004 due to accounting errors, principally in the Company's reported deferred tax benefit. While the Company has not finalized its assessment of the impact on its financial statements, the revision is expected to positively affect net income and earnings per share for the year, with no effect on the Company's previously reported Cash Available for Distribution ("CAD").

        The revisions are confined to accounting misstatements, most of which stemmed from complexity arising upon the acquisition of Related Capital Company ("RCC"). Because they are confined to the timing of established revenues and tax deductions, they do not affect CharterMac's 2004 cash flows or CAD, nor do they affect the Company's compliance with debt covenants, financial strength, business prospects, or the Company's earnings outlook for 2005 and beyond.

        As a result of the miscalculation of deferred taxes, identified after the Company released its 2004 earnings results, and other errors relating to the timing of revenues, corrections of which were reflected in the previously reported full-year earnings results, the Company will be restating quarterly results for its first fiscal quarter ended March 31, 2004, its second fiscal quarter ended June 30, 2004 and its third fiscal quarter ended September 30 2004 in the Form 10-Qs filed for those quarters in amended Form 10-Q filings with the Securities and Exchange Commission. The impact of the revisions is expected to reduce the Company's net income and earnings per share for the three months ended March 31, 2004, and increase net income and earnings per share for the three months ended September 30, 2004, and the three months ended December 31, 2004. The impact on the three months ended June 30, 2004, is expected to be immaterial. The Company emphasizes that the revisions will have no effect on the Company's operations, cash flows or previously reported CAD for the aforementioned periods.

        The tax changes pertain to the calculations attendant to the complex accounting rules governing deferred taxes, particularly as they apply to the treatment of certain transactions related to the RCC acquisition in November 2003. Specifically, the Company will correct the calculation of deferred taxes related to the conversion of the equity units of one of its subsidiaries into common shares and the vesting of share-based compensation granted in connection with the RCC acquisition.

        Revenues for each quarter will be restated to reflect different recognition periods for two revenue streams in the Company's Fund Management segment. While the accounting followed was correct on an RCC stand-alone basis (as reported for purposes of debt covenant compliance), these revenue streams change in character when RCC is consolidated with other portions of CharterMac's business in accordance with generally accepted accounting principles. This change in characterization of these revenue streams arose upon the acquisition of RCC in November 2003, but the change was not identified until the Company was consolidating its financial results for the 2004 year-end. As noted above, this correction was included in the previously reported financial results for the year ended December 31, 2004. The impact of the recharacterization on reported revenues for the three months and year ended December 31, 2003, was immaterial.

        The aforementioned revisions were identified during finalization of CharterMac's financial statement audit. As a result of the accounting misstatements, each of which had a dollar impact exceeding a predetermined threshold for materiality, the Company has determined that it has internal control deficiencies that constitute "material weaknesses," as defined by the Public Company Accounting Oversight Board's Auditing Standard No. 2. Consequently, management will be unable to conclude that the Company's internal controls over financial reporting were effective as of December 31, 2004. Therefore, the Company's independent accountants, Deloitte & Touche, will issue an adverse opinion with respect to the Company's internal controls over financial reporting. An assessment of the Company's internal controls will be included in its Annual Report on Form 10-K, which will be filed by the end of March.

        The Company will not file its Form 10-K before it completes the restatement of its quarterly results for 2004 and files the amended Form 10-Qs containing those restatements. Those restatements will not be completed before the March 16, 2005 deadline for filing the Company's Form 10-K. Accordingly, the Company has filed this Form 12b-25 to extend until March 31, 2005, the deadline to file its Form 10-K and audited financial statements for the year ended December 31, 2004.




                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Alan P. Hirmes, Chief Financial Officer, (212) 317-5700
     ---------------------------------------------------------------------------
     (Name)                                (Area Code)        (Telephone Number)


Form 12b-25

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



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [_] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




CharterMac
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  March 16, 2005                        By /s/ Stuart J. Boesky
                                               ---------------------------------
                                               Stuart J. Boesky
                                               Chief Executive Officer

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
      3. A manually signed copy of the form and amendments thereto shall be filedwith each national securities exchange on which any class of securities of the registrant is registered.
      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
      5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


Form 12b-25

                          Response to Part IV item (3)

           The Company anticipates that the earnings statements that will be included in its Annual Report on Form 10-K for 2004 will reflect significant changes in results of operations from the corresponding period for the last fiscal year due to the Company's acquisition of Related Capital Company, the adoption of FASB Interpretation 46(R), Consolidation of Variable Interest Entities, and the general expansion of the Company's business. The Company disclosed the foregoing revisions in the press release announcing its financial results for the fourth quarter and year ended December 31, 2004, which it furnished by the Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on March 3, 2005, as amended by the press release furnished by the Report on Form 8-K filed with the SEC on March 16, 2005.